                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors approves the 2002 draft accounts of the Seat Group

SEAT PG GROUP:

• REVENUES: 1991 MILLION EUROS( +1,7% COMPARED WITH 2001)

• GROSS OPERATING PROFIT: 593 MILLION EUROS

(+33,6% COMPARED WITH 2001)

• OPERATING INCOME: 232 MILLION EUROS

(30.8 MILLION EUROS IN 2001)

• NET RESULT: POSITIVE FOR 13.8 MILLION EUROS

 (COMPARED WITH -313.3 MILLION EUROS IN 2001)

• OPERATING FREE CASHFLOW AMOUNTED TO 326.3 MILLION EUROS (90.2 MILLION EUROS IN 2001)

•  NET FINANCIAL INDEBTENESS DECREASED TO 680 MILLION EUROS (922 MILLION EUROS IN 2001)

SEAT PAGINE GIALLE S.p.A.

• REVENUES: 1,152 MILLION EUROS

(+5.7% COMPARED WITH 2001)

• GROSS OPERATING PROFIT : 545 MILLION EUROS

(+8% COMPARED WITH 2001)

• OPERATING INCOME: 348.4 MILLION EUROS

 (22.2% COMPARED WITH 2001)

• NET RESULT: -151,9 MILLION EUROS

(-259,6 MILLION EUROS IN 2001)

Rome, 12 March 2003 – At yesterday’s meeting, upon request by CEO Paolo Dal Pino, the Board of Directors of Seat Pagine Gialle, chaired by Riccardo Perissich, approved the Group’s draft accounts for the year ended December 31, 2002, to be submitted to the General Shareholders’ Meeting.

The Seat PG Group’s net consolidated result was positive for 13.8 million euros compared to a loss of 313.3 million euros posted in 2001. The operating free cashflow amounted to 326.3 million euros (90.2 million in 2001).

Consolidated revenues for the year reached 1,991 million euros, for a 1.7% increase compared to 2001.

The major contribution to growth came from the directory business in Italy, with revenues rising by 3.7%.  In a particularly difficult economic context, management actions focused on streamlining business activities.

The main results were a 33.6% increase in gross operating profit (GOP) to 593 million euros (equivalent to 29.8% of revenues) and an increase in operating income from 31 million euros in 2001 to 232 million euros in 2002. These results stem from the termination of businesses showing a loss and the important recovery of efficiency, achieved in particular in the Internet, Directories and Directory Assistance Areas (which together represent 73% of aggregate revenues).

For the first time, in 2002 all areas of activity generated a positive gross operating profit, the sole exception being Television, where there was nevertheless an important improvement  in gross operating loss in terms of GOP, from 75 million euros at the end of 2001 to 45 million euros at 12/31/2002.

During the period, the reorganization operation led to a decrease in the number of employees, from 9264 to 7715. At the same time, a more effective spending policy made it possible to reduce industrial capital expenditure by 53.7% (from 175 million euros in 2001 to 81 million euros in 2002).

Net financial expenses were negative for 90.8 million euros compared to 58.8 million euros in 2001. The increase was due to the repurchase charges for part of the bonds issued by Thompson at a high interest rate refinanced at the current market rate; a higher yearly cost of medium-term borrowings of Seat Spa (from 5.22% to 6.09%) as a consequence of the application of a “knock-in floor” clause on the debt tranche expiring in 2003; and a reduction in financial income due to lower market rates received on invested liquidity.

Net extraordinary income and expenses were negative for 152.6 million euros (298,4 million euros in 2001) including the following:

-

Extraordinary provisions to reserves for risks of 59.3 million euros, of which 43 million euros was allocated to cover the difference between the price at fair value and the price for exercising the option right for the repurchase of the 8.17% Consodata stake that took place last February in compliance with previous agreements.

-

Extraordinary writedowns of 59.2 million euros, of which 51 million euros was for goodwill in the assets of companies of the Seat Group, in particular in the North American assets of Business Information (Netcreations) and Directory Assistance (Telegate USA).

-

Net losses on the disposal of fixed assets, amounting to 17 million euros, refer in particular to the transfer of VIASAT and of the Wisequity closed-end mutual investment fund.

Income taxes for the period present a negative net balance of 17.9 million euros (positive for 26.3 million euros in 2001) and reflect also the effect on SEAT S.p.A. arising from the tax benefit of the writedown of the value of the subsidiary H.M.C S.p.A..

During the period, net financial indebtedness fell from 922 million euros to 679.6 million euros; the restructuring operations of the group proceeded so that the number of operating companies dropped from 200 to approximately 100.

Performance of the Business Areas

•

Revenues of the Directories Area, equivalent to 1,182 million euros (1,1432.2 million euros in 2001), correspond to 58.1% of aggregate revenues and show a 3.4% rise compared to 2001. There was significant improvement in profit margins for the area, with a GOP rising to 620 million euros compared to 587 million euros in 2001. Despite the downswing observed in the advertising market in Italy and Great Britain, the number of ads placed in printed directories increased by 0.7% to 971.4 million euros. This took place thanks to continuous product innovation and more effective sales action.

•

 Revenues from the Directory Assistance Area, equivalent to 161 million euros (167.7 million euros in 2001), represent 7.9% of aggregate revenues. In this area, revenues from the Italian and foreign call-center services, amounting to 125.2 million euros, decreased by 15.9% compared with 2001 due to the unfavorable performance of the German market, where however Telegate’s market share increased. In Italy, revenues generated by 89.24.24 Pronto Pagine Gialle amounted to 33 million euros, a rise of 86.5% thanks to the increase in revenues from telephone traffic and the significant increase in the number of advertisers. In 2002, this area was streamlined substantially, thereby generating significant improvement in its economic results, moving from a GOP that was negative by 11.5 million euros in 2001 to a 2002 GOP that was positive by 21.4 million euros.

•

 Revenues from Internet amounted to 139 million euros (145 million euros in 2001). The fall that was posted is due entirely to elimination from the consolidation area of a series of activities that are no longer considered strategic. Revenues from subscriptions for Internet access, exceeding 56 million euros or +30.2% compared to 2001, benefited from the strong increase in the number of users of new ADSL services.

The Internet Area closed the year 2002 with a positive GOP of 10 million euros compared to -61 million euros in 2001. At the end of December, active users at 45 days rose to 2,226,000.

.

Seat Pagine Gialle S.p.A.

Revenues from sales and services amounted to 1,152.3 million euros (+5.7% compared with 2001), due mainly to the Italian directory and Directory Assistance businesses and to Internet access services.

Gross operating profit of 545.2 million euros rose by 8% compared to the previous year and it presents a 47.3% ratio to revenues (46% in 2001). Operating income amounted to 348.4 million euros, with an increase of 22.2% compared to 2001.

Value adjustments to financial assets amounted to 365.6 million euros and included 182.2 million euros for the writedown of the value of the subsidiary H.M.C. S.p.A. (taken in observance of tax regulations strictly to take advantage of tax benefits that otherwise were not available), 142 million euros.

The Parent company closed the year 2002 with a net result that was negative for 151.9 million euros (compared with a loss of 259.6 million euros in 2001), that was also due to extraordinary expenses amounting to 48 million euros for sale and transfer of share participation (also within the group) and about 43 million euros following the provisions to the fund for risks for the acquisition of the Consodata stake.

***

In the light of the market evolution and future prospects, the Board of Directors decided to analyze in a future meeting, possibilities for a different organisational structure of its business, including changes of the corporate legal structure consistent with the focusing of  strategic activities.

***

Moreover, the Board appointed Alessandro Ovi as member of the Internal Control Committee to replace Gianni Mion who resigned. His resignations were given taking account of the fact that the recent guidelines of the Preda Code envisage that if a company listed on the stock exchange is controlled by another listed company, the Internal Control Committee shall be composed exclusively of independent directors. Thus the above-mentioned Committee is composed of: Mario Zanone Poma (Chairman), Gianfranco Negri Clementi and Alessandro Ovi, all of them being independent directors.

***

The annual General Shareholders’ Meeting will also decide the appointment of a Director, as Riccardo Perissich was co-opted by the Board of Directors’ meeting on 4 September 2002 to replace Enrico Bondi who has resigned.

Telecom Italia Communication & Media Relations

Internet & Media Press Office:  +39.06.36882610

Comunicazione.stampa@seat.it

Investor Relations Seat PG: +39.06 5144.8424

Investor.relations@seat.it

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

	(in millions of euros)	Year 2002	Year 2001	Change absolute	Change %
A.	REVENUES	1,991	1,957	34	1.7
B.	PRODUCTION VALUE	2,000	1,973	27	1.4
	Raw materials and outside services (*)	(1,047)	(1,154)	107	
	Labour cost (*)	(360)	(375)	15	
C.	GROSS OPERATING PROFIT	593	444	149	33.6
	% of sales	*29.8*	*22.7*		
	Depreciation and amortization	(102)	(132)		
	Other valutation adjustments	(56)	(73)		
	Provisions to funds for risks and charges	(25)	(31)		
	Net other income (expense)		11		
D.	OPERATING RESULT BEFORE NON-OPERATING AMORTIZATION	410	219	191	87.0
	% of sales	*20.6*	*11.2*		
	Amortization of goodwill and consolidation differences	(178)	(188)	10	
E.	OPERATING RESULT	232	31	201	n.s.
	% of revenues	*11.7*	*1.6*		
	Net financial income (expense)	(91)	(59)		
	Value adjustments to financial assets	(12)	(79)		
	Net extraordinary income (expense)	(152)	(298)		
	Income taxes	(18)	26		
	(Income) Loss of minority interests	55	66		
I.	NET RESULT FOR THE YEAR	14	(313)	327	
	% of sales	*0.7*	*(16.0)*		

(*) Less the relevant recuperated costs

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euros)	at 12.31.2002	at 12.31.2001	Change
INTANGIBLES, FIXED ASSETS AND LONG TERM INVESTMENTS	1,803	2,223	(420)
WORKING CAPITAL	507	326	181
RESERVE FOR EMPLOYEE TERMINATION INDEMNIETIES	(55)	(52)	(3)
NET INVESTED CAPITAL	2,255	2,497	(242)
GROUP STOCKHOLDERS' EQUITY	1,564	1,556	8
MINORITY INTERESTS	11	19	(8)
TOTAL STOCKHOLDERS' EQUITY	1,575	1,575	
NET FINANCIAL DEBT	680	922	(242)
TOTAL	2,255	2,497	(242)

Information by Business Area
		Directories	Directory Assistance	Internet	Office Products & Services	Business Information	Television	Professional Publishing	Aggregate Total	Other activities and eliminations	Total Consolidated
(in millions of euro)
Sales and services revenues	Year 2002	1,182.0	160.6	139.2	279.0	150.9	88.4	33.3	2,033.4	(42.4)	1,991.0
	Year 2001	1,143.2	167.7	145.3	257.1	154.4	85.5	33.6	1,986.8	(29.3)	1,957.5
Gross operating profit	Year 2002	620.3	21.4	10.1	17.0	9.1	(44.9)	4.4	637.4	(44.4)	593.0
	Year 2001	586.5	(11.5)	(60.9)	18.1	6.8	(74.9)	3.9	468.0	(24.3)	443.7
Operating income before amortization of goodwill	Year 2002	540.5	4.3	(32.1)	10.8	(1.3)	(62.3)	3.1	463.0	(53.3)	409.7
	Year 2001	494.9	(32.4)	(113.2)	9.1	(10.4)	(93.2)	2.3	257.1	(38.0)	219.1
Operatin result	Year 2002	440.7	(15.7)	(47.1)	6.9	(14.4)	(85.0)		285.4	(53.3)	232.1
	Year 2001	394.7	(52.3)	(129.6)	5.2	(29.3)	(119.6)	(0.3)	68.8	(38.0)	30.8
Net invested capital	12/31/02	1,417.0	153.0	96.3	153.8	75.0	184.8	30.8	2,110.7	144.0	2,254.7
	12/31/01	1,490.9	174.8	115.1	161.3	147.4	159.8	34.1	2,283.4	214.2	2,497.6
Investments:

. Industrial	Year 2002	25.0	2.7	18.5	7.6	6.9	18.4	0.3	79.4	1.5	80.9
	Year 2001	43.2	18.9	54.2	5.9	8.4	41.0	0.4	172.0	3.1	175.1
. goodwill	Year 2002	9.6	13.0	0.5		17.2		0.1	40.4		40.4
	Year 2001	3.2	22.1	20.3	22.0	43.7	70.5	21.6	203.4		203.4
Personnel (by unit)	12/31/02	2,220	2,712	569	503	812	591	155	7,562	153	7,715
	12/31/01	2,281	3,775	981	495	912	559	163	9,166	98	9,264

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;

- the continuing impact of increased competition, including the entry of new competitors;

- the continued development of Internet usage in Italy;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;

- the impact of political and economic developments in Italy and other countries in which the Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;

- the continuing impact of rapid changes in technologies;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

- the Group's ability to realize the benefits of the merger with Tin.it;

- SEAT's ability to implement successfully its Internet strategy; and

- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 12th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer